Exhibit 99.1

28 September 2004

Mitchells & Butlers plc
Pre Close Trading Update

Mitchells & Butlers is pleased to report strong trading in the 19 weeks to 18 September with same outlet like for like sales up 6.0%.

Our sales strategy is focused on improving range, service and value to our customers. Same outlet volume growth in the 19 weeks of 8% in food and 5% in drinks has enabled continued improvements in purchasing terms and increases in staff productivity. As a result, overall trading for the year ending 30 September 2004 is expected to be at the upper end of the Board's expectations.

Same Outlet Like for Like Sales

	19 Wks* to 18 September 2004	51 Wks to 18 September 2004
Residential	7.0%	6.6%
High Street	3.9%	3.4%
Total	6.0%	5.6%

Uninvested Like for Like Sales

	19 Wks* to 18 September 2004	51 Wks to 18 September 2004
Residential	5.7%	4.7%
High Street	2.0%	1.6%
Total	4.4%	3.8%

* Last reported like for like sales included 32 weeks to ensure comparability of Easter trading.

The 70% of the Mitchells & Butlers’ estate in residential areas continues to drive our growth, with same outlet like for likes up 7.0% in the 19 weeks led by a particularly strong performance in our pub restaurant brands, Harvester, Toby and Vintage Inns. In the high street, our businesses continue to perform well despite the competitive pressures, with same outlet like for likes up 3.9%, led by recovery in our central London businesses.

Our sales initiatives generated continued growth in uninvested like for like gross profit, driven by the gains in volume and mix as well as improved purchasing terms. This was achieved with average food and drink prices being down less than 1%.

In the 51 weeks to 18 September average sales per managed pub have risen by 8% to £15,200 per week, over three times the industry average, driven by the success of our sales strategy and the actions we have been taking to develop further the quality of the estate. Net of the impact of disposals and outlets moving to franchise, total retail sales were up 4.5%. Net operating margins were only slightly below last year, despite £15m of external cost increases.

Mitchells & Butlers will announce its Preliminary Results for the year ended 30 September 2004 on 1 December.

Outlook for 2005

The Mitchells & Butlers’ business is increasingly focused on the long term growth of the informal, value for money, eating and drinking-out market in residential areas, where our pubs are capturing a disproportionate share.

In 2005 however, we expect to incur increases in external costs of a similar magnitude to that seen in 2004 together with additional energy costs of some £4m. The actuarial valuation of our pension fund is in progress and any future impact on the business will be outlined at the Preliminary Results.

In the pub sector in general, there remains regulatory uncertainty over smoking and strong price competition in the High Street.

To meet these challenges, we will continue to build on the success achieved this year. The Board is confident in its strategy of delivering better choice and value to customers, in order to drive volume growth and generate the associated purchasing and productivity improvements.

For further information please contact:

Investor Relations:

Kate Holligon	0121 498 5092

Media:

Simon Ward	0121 498 5795

Finsbury Group – James Murgatroyd	0207 251 3801

There will be a conference call for analysts and investors at 8.30am, please dial 020 7162 0189. The replay will be available for one week on 020 8288 4459, passcode 420732.

Notes for editors:

—	Same outlet like for like sales include all managed pubs that were trading for the whole of the two years being compared. 94% of the estate is included in this measure.
—	Uninvested like for like sales include only those managed pubs that have not received expansionary investment of more than £30k in either year being compared. 83% of the estate is included in this measure.
—	Mitchells & Butlers owns and operates approximately 2000 high quality, managed pubs in prime locations nationwide. The group’s predominantly freehold estate is biased towards large pubs in residential locations. With some 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly take per pub of over three times the industry average.

Cautionary note regarding forward-looking statements

This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 16 March 2004.